EXHIBIT 99.1

dLocal appoints Carlos Menendez as Chief Operating Officer
dLocal strengthens leadership team with the appointment of Carlos Menendez as new COO and ongoing service of Jacobo Singer as Board Member following a transition period

Montevideo, Uruguay, September 6, 2024- dLocal, a leading cross-border payment platform specializing in high-growth markets, announces the appointment of Carlos Menendez as Chief Operating Officer (COO), effective immediately. Jacobo Singer, who currently serves as COO and Co-President, will continue to serve in both roles during a transition period until December 15, 2024, at which time he will step down from both roles. During this transition period, Carlos and Jacobo will work closely to ensure a smooth handover of responsibilities. Following the transition period, Jacobo will continue to serve as a member of our Board of Directors.

“We are excited to welcome Carlos as our new COO. His proven track record in scaling businesses and developing strategic partnerships will be invaluable as we continue to grow and expand our operations,” said Pedro Arnt, CEO of dLocal. Carlos Menendez brings a wealth of experience and a proven track record in global strategic leadership and operational management, with over 30 years of experience in world class companies across payments, banking and consumer industries, including Mastercard, Citibank and Procter & Gamble. Throughout his career, Carlos has been instrumental in scaling businesses, managing global P&Ls and leading strategic initiatives. Mr. Menendez holds a bachelor’s degree from Harvard University and an MBA from Wharton.

Mr. Menendez will report directly to Pedro Arnt. “Carlos is a highly respected and accomplished leader, and he’s played a pivotal role in advising and scaling some of the world’s most successful fintech companies,” Arnt added.

“I am honored and excited to join dLocal as COO,” said Menendez. “The company’s success in placing customers first and serving many of the largest technology companies and enterprises in the world presents a truly unique business opportunity. I am confident that my expertise in designing, building, and scaling organizations will further position dLocal to achieve great things going forward.”

“I am delighted about this new step for the company and looking forward to welcoming Carlos to the executive team,” said Singer. “As I transition to focusing my efforts with dLocal as a member of the Board of Directors, I am confident that Carlos’s leadership will drive continuous innovation, ensuring our customers’ success and enabling global merchants to connect with billions of emerging market consumers through one seamless platform.”

Eduardo Azar, Chairman of the Board of Directors, stated, “We are grateful for Jacobo’s significant contributions and leadership during his time as Co-President and COO. His dedication and vision have been instrumental in dLocal’s growth and success. We look forward to his continued guidance and support as a member of our Board of Directors.”

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers across Africa, Asia and Latin America. Through the “One dLocal” concept (one direct API, one platform, and one contract), international companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, integrate multiple acquirers and payment methods in each market. For more information, please visit https://www.dlocal.com/.